CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 12)


                          ESC Medical Systems Ltd.
              ---------------------------------------------------
                              (Name of Issuer)


                Ordinary Shares, NIS 0.10 par value per share
              ---------------------------------------------------
                       (Title of Class of Securities)

                                  M40868107
              ---------------------------------------------------
                               (CUSIP Number)


                           Barnard J. Gottstein
                        Carr-Gottstein Properties
                     550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                              (907) 278-2277
              ---------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                                 June 15, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 [  ]



 CUSIP No. M40868107           13D
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      This Amendment No. 12 (the "Amendment") amends and supplements the
 Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, and Amendment No. 11, dated May 29, 1999 (the "Original
 Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard
 J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           In response to shareholder inquiries regarding Messrs. Genger's and Gottstein's intentions with respect to the Company, Messrs. Genger and Gottstein recently developed a blueprint that they envision their proposed nominees, if elected, might refer to in order to remedy the problems facing the Company. The blueprint is described in a letter being mailed today to all shareholders of the Company. A copy of the letter is attached hereto as Exhibit 26 and is incorporated herein by reference. There can be no assurance that, if Messrs. Genger's and Gottstein's nominees are elected to the Board, the newly constituted Board will adopt any or all of the recommendations set forth in the blueprint.

       Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.




 CUSIP No. M40868107           13D
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 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

       On June 3, 1999 and June 4, 1999, a corporation controlled by
 Mr. Genger purchased in the aggregate 15,000 Shares. Pursuant to an oral understanding between Messrs. Genger and Gottstein solely with respect to the 15,000 Shares, Mr. Gottstein agreed to purchase in the near future 7,500 of such shares from Mr. Genger at cost.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

       Exhibit 26: Open Letter to the Shareholders of the Company, dated June 15, 1999, from Messrs. Genger and Gottstein



 CUSIP No. M40868107           13D
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                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 15, 1999


                                /s/ Barnard J. Gottstein
                                ------------------------------------
                                Barnard J. Gottstein
                                Individually and as Trustee of the
                                Barnard J. Gottstein Revocable Trust


                                BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                                ------------------------------------
                                Barnard J. Gottstein
                                Trustee



 CUSIP No. M40868107           13D
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                               EXHIBIT INDEX


 Exhibit
 Number                        Title                           Page
 -------                       -----                           ----
   26       Open Letter to the Shareholders of the Company,      6
            dated June 15, 1999, from Messrs. Genger and
            Gottstein